SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 1
to
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Ford Motor Company
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.25% SENIOR CONVERTIBLE NOTES DUE DECEMBER 15, 2036
AND
4.25% SENIOR CONVERTIBLE NOTES DUE NOVEMBER 15, 2016
(Title of Class of Securities)

345370CF5                                and                      345370CN 8
(CUSIP Number of Class of Securities)

Peter J. Sherry, Jr., Esq.
Associate General Counsel and Secretary
Ford Motor Company
One American Road
Dearborn, Michigan 48126
(313) 322-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Michael Kaplan, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)(3)
$5,569,804,911	$397,127.09
(1)
Estimated solely for purpose of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934. Calculated by (a) multiplying (i) $160.8309, the average of the bid and asked price per $100 principal amount of the 4.25% Senior Convertible Notes due December 15, 2036 in secondary market transactions on October 19, 2010, and (ii) the quotient of (x) $579,000,000, the aggregate principal amount at maturity of the 4.25% Senior Convertible Notes due December 15, 2036 which are sought for exchange, and (y) $100 plus (b) multiplying (i) $161.3424, the average of the bid and asked price per $100 principal amount of the 4.25% Senior Convertible Notes due November 15, 2016 in secondary market transactions on October 19, 2010, and (ii) the quotient of (x) $2,875,000,000, the aggregate principal amount at maturity of  the 4.25% Senior Convertible Notes due November 15, 2016 which are sought for exchange, and (y) $100.

(2)	The amount of Filing Fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by .0000713.

(3)	Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Ford Motor Company, a Delaware corporation (“Ford”), with the Securities and Exchange Commission on October 26, 2010 pursuant to Rule 13(e)-4 of the Securities Exchange Act of 1934, as amended, in connection with offers (the “Exchange Offers”) by Ford to exchange (a) for each $1,000 principal amount of the Company’s 4.25% Senior Convertible Notes due December 15, 2036 (the “2036 Convertible Notes”):  (i) 108.6957 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”); (ii) $190.00 in cash; and (iii) accrued and unpaid interest to, but excluding, the settlement date (which will take place promptly following the Exchange Date) (as defined below), which is expected to be approximately $19.4792, payable in cash, and (b) for each $1,000 principal amount of the Company’s 4.25% Senior Convertible Notes due November 15, 2016 (the “2016 Convertible Notes” and, together with the 2036 Convertible Notes, the “Convertible Notes”):  (i) 107.5269 shares of the Company’s Common Stock; (ii) $215.00 in cash; and (iii) accrued and unpaid interest to, but excluding, the settlement date (which will take place promptly following the Exchange Date), which is expected to be approximately $1.7708, payable in cash.  Ford is seeking to exchange any and all outstanding Convertible Notes in the Exchange Offers.

The Exchange Offers are made upon the terms and subject to the conditions described in the offering circular dated October 26, 2010 (the “Offering Circular”) and the accompanying Letter of Transmittal. The Offering Circular and the accompanying Letter of Transmittal were filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Information set forth in the Offering Circular is incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1.  Summary Term Sheet.

The information set forth in the Offering Circular in the section entitled “Summary – Recent Developments” is hereby amended and supplemented by adding the following text as the final paragraph:

“On November 8, 2010, Ford filed with the SEC its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010”

Item 4.  Terms of the Transaction.

(a) The information set forth in the Offering Circular in the sections entitled “Documents Incorporated by Reference” is hereby amended and supplemented by deleting the second bullet point in its entirety and replacing it with the following text:

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010;

Item 10.  Financial Statements.

(a)  The information, including the financial statements, set forth under Item 8, Financial Statements and Supplementary Data in Ford’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as revised by Ford's Current Report on Form 8-K dated May 7, 2010, and under Item 1, Financial Statements in Ford’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 are incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORD MOTOR COMPANY

By:	/s/ David M. Brandi
	Name:	David M. Brandi
	Title:	Assistant Treasurer

Date: November 9, 2010

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offering Circular, dated October 26, 2010.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to DTC Participants.*

(a)(1)(iv)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(5)
Press Release, dated October 26, 2010 (filed as an exhibit to Ford’s Current Report on Form 8-K on October 26, 2010 and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934).

(b)	None.

(d)	None.

(g)	None.

(h)	None.

*  Previously filed